Exhibit 2.1

SECOND AMENDMENT TO PURCHASE AGREEMENT

THIS SECOND AMENDMENT TO PURCHASE AGREEMENT ("Second Amendment") is made and entered into on February 16, 2007, by and among BOYD GAMING CORPORATION, a Nevada corporation ("Parent"), FGB DEVELOPMENT, INC., a Florida corporation ("Purchaser"), BOYD FLORIDA, LLC, a Mississippi limited liability company ("Purchaser Affiliate"), THE ARAGON GROUP, INC., a Florida corporation ("Company"), SUMMERSPORT ENTERPRISES, LLLP, a Florida limited liability limited partnership ("LLLP"), EACH PERSON IDENTIFIED AS "SHAREHOLDER" ON THE SIGNATURE PAGE HEREOF (each a "Shareholder" and collectively, "Shareholders"), EACH PERSON IDENTIFIED AS "PARTNER" ON THE SIGNATURE PAGE HEREOF (each a "Partner" and collectively, "Partners"), and STEPHEN F. SNYDER, as authorized representative of and on behalf of each Shareholder and Partner hereunder (the "Shareholder Representative"). Parent, Purchaser and Purchaser Affiliate are sometimes collectively referred to herein as the "Purchaser Parties" and individually referred to herein as a "Purchaser Party", each of the Shareholders and Partners, and Company and LLLP are sometimes collectively referred to herein as the "Seller Parties" and individually referred to herein as a "Seller Party", and each Purchaser Party and Seller Party is sometimes individually referred to herein as a "Party" and the Purchaser Parties and the Seller Parties are sometimes collectively referred to herein as the "Parties".

RECITALS

WHEREAS, Purchaser Parties and Seller Parties previously entered into that certain Purchase Agreement dated as of June 5, 2006, as amended by that certain letter agreement dated as of August 11, 2006 (as so amended, the "Purchase Agreement"), for the purchase and sale of all of the shares of capital stock in Company and all of the partnership interests in LLLP owned by Partners, as applicable, on the terms and conditions set forth in the Purchase Agreement, and for other matters described therein.

WHEREAS, Purchaser Parties and Seller Parties wish to amend and modify the Purchase Agreement as set forth in this Second Amendment and waive and release certain rights, remedies, liabilities, obligations, claims and conditions under the Purchase Agreement, all subject to and upon the terms and conditions set forth in this Second Amendment.

WHEREAS, unless otherwise defined herein, all capitalized terms shall have the same meaning as set forth in the Purchase Agreement.

AGREEMENT

NOW THEREFORE, for good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby conclusively acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.   Incorporation of Recitals.   The foregoing recitals are true and correct and are incorporated herein by reference.

2.   Amendment No. 1.   Section 13.01 of the Purchase Agreement is hereby amended by adding the following additional definitions:

"Change in Control" has the meaning ascribed to such term in Parent's 2002 Stock Incentive Plan (Amended and Restated) as in effect as of the date of this Second Amendment without giving any effect to any subsequent changes to such definition pursuant to such plan or any replacement plan.

"Closing Purchase Price" has the meaning ascribed to it in Section 1.03(a).

"Contingent Purchase Price Due Date" has the meaning ascribed to it in Section 1.03(b).

"Contingent Purchase Price" has the meaning ascribed to it in Section 1.03(a).

"Excess Net Proceeds" means an amount equal to the positive difference, if any, determined by subtracting Ninety Million Dollars ($90,000,000) from the Net Proceeds.

***

*** Certain confidential portions of this Exhibit have been omitted pursuant to a request for confidential treatment. Omitted portions have been filed separately with the Securities and Exchange Commission.

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***

"Late Payment Fee" has the meaning ascribed to it in Section 1.03(b).

"Net Proceeds" means an amount equal to the positive difference, if any, determined by subtracting (x) (i) all of the following cost, expenses and fees that are paid or payable to third parties that are not affiliated with the Purchaser Parties: selling and brokerage commissions, selling costs, legal fees; and (ii) all filing and recording fees, transfer taxes and documentary taxes incurred in connection with the Sale of the Real Property or Business, from (y) the aggregate amount of any cash proceeds and the fair market value of any non-cash property (as reasonably determined in good faith by the Board of Directors of Company) received by the Purchaser Parties or their Affiliates from the Sale of the Real Property or Business in payment of the purchase price or other consideration thereunder.

"Prime Rate" means the interest rate (but not necessarily the best or lowest rate charged borrowing customers of Bank of America, N.A., a national banking association or any successor thereto (collectively, ("BOA")) published or announced by BOA from time to time as its prime rate. Each change in the rate of interest shall become effective on the date each Prime Rate change is published or announced by BOA. If BOA is no longer in existence or no longer publishes its Prime Rate, then the Prime Rate shall be as set forth in The Wall Street Journal Money Column or if The Wall Street Journal is no longer being published, as set forth in any comparable publication.

"Repayment Due Date" has the meaning ascribed to it in Section 1.03(b).

"Sale of the Real Property or Business" means the consummation of any of the following transactions with a third party who is not affiliated with any of the Purchaser Parties after the Closing but prior to the Third Anniversary: (a) any sale, disposition or other transfer of any portion of or interest in the Real Property outside the ordinary course of business of the Company; (b) any sale, disposition or other transfer of any stock of the

*** Certain confidential portions of this Exhibit have been omitted pursuant to a request for confidential treatment. Omitted portions have been filed separately with the Securities and Exchange Commission.

Company or any partnership interest in the LLLP or any equity interest of any direct or indirect owner of the Company or LLLP, other than any equity interest of the Parent; (c) any sale of assets of the Company or LLLP or any direct or indirect owner of the Company or LLLP outside the ordinary course of business, other than a sale of assets of the Parent; (d) a merger, consolidation, reorganization or other corporate transaction in which the Parent or an Affiliate of Parent no longer retains direct or indirect ownership and control of 100% of the outstanding stock of the Company or 100% of the partnership interest in the LLLP or 100% of the equity interest of any direct or indirect owner of the Company or LLLP, other than equity interest of the Parent; or (e) any other transaction which has substantially the same effect as any of the foregoing transactions.

"Second Amendment Payment" has the meaning ascribed to it in Section 1.03(a).

"Seller's Portion of Excess Net Proceeds" has the meaning ascribed to it in Section 1.03(b).

"Seller's Portion of Excess Net Proceeds Due Date" has the meaning ascribed to it in Section 1.03(b).

"Third Anniversary" has the meaning ascribed to it in Section 1.03(b).

3.   Amendment No. 2.   Section 1.03(a) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(a)   Purchase Price.   Subject to Section 1.05 and Schedule 1.03 hereto, the aggregate purchase price for the Shares and the Partners' Partnership Interests and the covenant not to compete of Shareholders and Partners contained in Section 4.10 is One Hundred Fifty Two Million Five Hundred Thousand Dollars ($152,500,000) (the "Purchase Price"), which Purchase Price consists of (i) Seventy Seven Million Five Hundred Thousand Dollars ($77,500,000) (the "Closing Purchase Price"); and (ii) Seventy Five Million Dollars ($75,000,000) (the "Contingent Purchase Price"); provided however, that notwithstanding the foregoing or anything contained in this Agreement to the contrary, the Contingent Purchase Price shall not be payable at the Closing and shall only be payable, if at all, in accordance with the terms and conditions of Section 1.03(b), below. Purchaser has paid to Company (on behalf of Shareholders and Partners) (i) the aggregate amount of Two Million Five Hundred Thousand Dollars ($2,500,000) in consideration of the Option Agreement (the "Option Payment") as the Initial Option Payment and the Second Option Payment under the Option Agreement, and (ii) upon the execution of this Second Amendment, the amount of Five Million Dollars ($5,000,000) as a payment to be applied against, and as payment of a portion of, the Closing Purchase Price (the "Second Amendment Payment"). Upon Closing, the Option Payment and the Second Amendment Payment shall be applied toward payment of the Closing Purchase Price and the remaining Closing Purchase Price (the "Remaining Purchase Price Payment"), as adjusted based on prorations and credits under this Agreement, together with interest on the amount of the Remaining Purchase Price Payment (determined before any adjustments based on prorations and credits under this Agreement) at a rate

per annum (computed on the actual number of days elapsed over a 360-day year) equal to the Prime Rate for the period from February 16, 2007 until the Closing Date, shall be payable to the order of the Shareholder Representative for the benefit and on behalf of the Shareholders and Partners in immediately available United States funds at the Closing in the manner provided in Section 1.04. The Second Amendment Payment shall be refunded to the Purchaser if the Seller Parties materially breach the Purchase Agreement prior to or at the Closing. For the avoidance of doubt, subject to the Seller Parties performing their obligations at the Closing, the Closing Purchase Price together with applicable interest and adjustments based on prorations and credits which will be paid at Closing shall be entirely non-refundable upon Closing, regardless of any events or actions that may occur subsequently in connection with the Contingent Purchase Price or otherwise.

4.   Amendment No. 3.   Section 1.03(b) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(b)   Contingent Purchase Price.

(i) Subject to the provisions of Section 1.03(b)(ii) of this Agreement, the Contingent Purchase Price, together with interest thereon calculated in accordance with Section 1.03(b)(v), shall become due and payable on the earliest of the following dates (the "Contingent Purchase Price Due Date") (no cure period being applicable to such date): (A) two (2) Business Days after March 1, 2010 (the "Third Anniversary"), unless *** on or prior to the Third Anniversary (in which case subject to Section 1.03(b)(iii) hereof, neither the Contingent Purchase Price nor any interest shall become due or payable); (B) two (2) Business Days after ***; (C) two (2) Business Days after the closing of the Sale of the Real Property or Business, but only in the event that the same occurs before ***, or (D) five (5) Business Days after the occurrence of a Change in Control of Parent, but only in the event that the same occurs before ***. In the event that Purchaser and Purchaser Affiliate fail to pay the then outstanding balance of the Contingent Purchase Price (including interest thereon) on any Contingent Purchase Price Due Date that arises from a Change in Control of Parent as described in clause (D) above, then Purchaser and Purchaser Affiliate shall pay (in addition to the Contingent Purchase Price and interest thereon) a late payment fee to the order of Shareholder Representative for the benefit and on behalf of the Shareholders and Partners in an amount equal to ten percent (10%) of the then outstanding balance of the Contingent Purchase Price and accrued interest thereon (the "Late Payment Fee").

(ii) Notwithstanding the foregoing or anything contained in this Agreement to the contrary other than the terms of Section 1.03(b)(iii) hereof and notwithstanding any payment or prepayment of the Contingent Purchase Price, in the event that *** prior to a Sale of the Real Property or Business, then the Contingent Purchase Price shall not (other than as provided in Section 1.03(b)(iii) hereof) become due or payable and Purchaser and Purchaser Affiliate shall

not (other than as provided in Section 1.03(b)(iii) hereof) have any Liability or obligation to pay (and Parent shall have no obligation or Liability under Section 1.03(d) to guarantee payment of) the Contingent Purchase Price or any Late Payment Fee, and any amount of the Contingent Purchase Price that has been theretofore paid or prepaid, together with any and all interest that has been theretofore paid on any such Contingent Purchase Price and any amount of Late Payment Fee that has been theretofore paid, shall be refunded and repaid by the Shareholders and the Partners to Purchaser and Purchaser Affiliate on the date ("Repayment Due Date") that is twenty (20) Business Days after written notice is delivered by Purchaser to Shareholder Representative ***. Each Shareholder's and Partner's Liability for repayment of the Contingent Purchase Price and interest thereon shall not exceed one hundred percent (100%) of such Person's Allocable Portion of the Contingent Purchase Price and interest paid thereon. Each Shareholder's and Partner's Liability for repayment under this Section 1.03(b)(ii) shall be several and not joint and several.

(iii) If, ***, then (A) any amount of the Contingent Purchase Price and interest that has been theretofore refunded to Purchaser and Purchaser Affiliate under Section 1.03(b)(ii), less an amount equal to any amount of the Seller's Portion of Excess Net Proceeds that has been paid, shall be repaid to the Shareholder Representative for the benefit and on behalf of the Shareholders and Partners on the date that is five (5) Business Days after written notice is delivered by Shareholder Representative to Parent ***; (B) to the extent that the Contingent Purchase Price had not become due before *** and therefore had not been paid to the Shareholder Representative (on behalf of each Shareholder and Partner), then the Contingent Purchase Price, less an amount equal to any amount of the Seller's Portion of Excess Net Proceeds that has been paid, shall be paid to the Shareholder Representative for the benefit and on behalf of the Shareholders and Partners on the date that is five (5) Business Days after ***; and (C) thereafter, the Shareholders and Partners shall no longer have any obligation to return the Contingent Purchase Price to any of the Purchaser Parties.

(iv) In the event that a closing of a Sale of the Real Property or Business occurs at any time after *** but before the Third Anniversary or ***, then an amount equal to fifty percent (50%) of the Excess Net Proceeds (the "Seller's Portion of Excess Net Proceeds") shall be paid to the Shareholder Representative for the benefit and on behalf of the Shareholders and Partners within five (5) Business Days after the closing of such sale (the "Seller's Portion of Excess Net Proceeds Due Date"). Purchaser's and Purchaser Affiliate's obligation to pay, and the Shareholder Representative's right (on behalf of each Shareholder and Partner) to receive the Seller's Portion of Excess Net Proceeds as described herein shall expire on the Third Anniversary, provided that the Seller's Portion of Excess Net Proceeds, if and to the extent due and payable prior to such time as provided in this Agreement, is paid in full. Notwithstanding the foregoing or anything

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contained in this Agreement to the contrary, and notwithstanding any payment of Seller's Portion of Excess Net Proceeds, in the event that ***, then the Seller's Portion of Excess Net Proceeds shall not become due or payable and Purchaser and Purchaser Affiliate shall not have any Liability or obligation to pay (and Parent shall have no obligation or Liability under Section 1.03(d) to guarantee payment of) the Seller's Portion of Excess Net Proceeds, and any amount of the Seller's Portion of Excess Net Proceeds that has been theretofore paid or prepaid shall be applied against any amount of Contingent Purchase Price that becomes payable under Section 1.03(b)(ii),or, if such Contingent Purchase Price had already been paid, then such amount of Seller's Portion of Excess Net Proceeds shall be refunded and repaid by the Shareholders and the Partners to Purchaser and Purchaser Affiliate on the date ("Seller's Portion of Excess Net Proceeds Repayment Due Date") that is twenty (20) Business Days after ***. Without the prior written consent of the Shareholder Representative, which consent may be withheld in the sole discretion of the Shareholder Representative, the Purchaser Parties shall not sell, dispose or otherwise transfer any assets of or interest in the Company or LLLP, either directly or indirectly, outside the ordinary course of the business of the Company and LLLP between the period commencing on *** and ending on the Third Anniversary, other than pursuant to a sale of all or substantially all of the equity interests in or assets of the Company and LLLP to a third party that is not an Affiliate of the Purchaser Parties in an arms'-length negotiated transaction; provided however that nothing herein shall restrict or prohibit the sale, disposition or other transfer or issuance of any equity interest of the Parent.

(v) Purchaser and Purchaser Affiliate shall pay to the Shareholder Representative, for the benefit and on behalf of the Shareholders and Partners, interest on the unpaid amount of the Contingent Purchase Price that becomes due and payable under this Section 1.03(b), which interest shall be calculated at a rate per annum (computed on the actual number of days elapsed over a 360-day year) equal to the Prime Rate for the period from March 1, 2007 until the date that the Contingent Purchase Price is paid in full. Such amount of interest shall be paid at the same time and manner of payment as and to the extent that the Contingent Purchase Price becomes payable under this Section 1.03(b). All payments of the Contingent Purchase Price hereunder shall be applied first to accrued and unpaid interest and then to the principal amount of the Contingent Purchase Price.

(vi) Purchaser and Purchaser Affiliate shall have the right, at any time or from time to time, to prepay the Contingent Purchase Price in whole or in part without premium or penalty, provided that upon each prepayment Purchaser and Purchaser Affiliate shall pay interest at the Prime Rate on the amount of Contingent Purchase Price so prepaid from March 1, 2007 to the date of prepayment.

(vii) Any payment or prepayment of the Contingent Purchase Price and/or interest thereon, the Late Payment Fee or the Seller's Portion of Excess Net Proceeds, as applicable, shall be paid to the order of the Shareholder Representative for the benefit and on behalf of the Shareholders and Partners in accordance with each Shareholders'

*** Certain confidential portions of this Exhibit have been omitted pursuant to a request for confidential treatment. Omitted portions have been filed separately with the Securities and Exchange Commission.

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and Partners' Allocable Portion of the Contingent Purchase Price, the Late Payment Fee or the Seller's Portion of Excess Net Proceeds, as applicable, by wire transfer of immediately available funds to such accounts as Shareholder Representative (on behalf of each Shareholder and Partner) may reasonably direct by written notice delivered to Purchaser at least two (2) Business Days before the Contingent Purchase Price Due Date or prepayment date or the Seller's Portion of Excess Net Proceeds Due Date, as applicable. The Parties acknowledge and agree that (i) the payment of the applicable amount to the following account shall satisfy the foregoing requirement and shall be deemed to be a payment made to or to the order of Shareholder Representative for the benefit and on behalf of the Shareholders and Partners, as contemplated under the various payment provisions of this Agreement; and (ii) the payment of the Second Amendment Payment and the Remaining Purchase Price Payment, together with payment of applicable interest thereon and prorations and credits pursuant to the Agreement, to the following account shall satisfy the Purchaser's and Purchaser Affiliate's payment obligations of such amounts under Section 1.03(a) and Section 1.04 and shall be deemed to be a payment made to or to the order of Shareholder Representative for the benefit and on behalf of the Shareholders and Partners as contemplated under the Purchase Agreement:

> *Name of Bank: Northern Trust Bank of Florida N.A.*
> *ABA No.: 066009650*
> *For credit to: TAGEND LLC*
> *Account No.: ****

> *Such wire transfer instructions shall remain in effect until the Shareholder Representative provides written notice to the Purchaser providing a change in such wire transfer instructions.*

(viii)   Any repayment of the Contingent Purchase Price and/or interest thereon under this Agreement shall be paid to the order of Parent for the benefit and on behalf of Purchaser and Purchaser Affiliate, by wire transfer of immediately available funds to such accounts as Parent may reasonably direct by written notice delivered to the Shareholder Representative (on behalf of each Shareholder and Partner) at least two (2) Business Days before the Repayment Due Date or Seller's Portion of Excess Net Proceeds Repayment Due Date.

*(ix)   ****

*** Certain confidential portions of this Exhibit have been omitted pursuant to a request for confidential treatment. Omitted portions have been filed separately with the Securities and Exchange Commission.

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(x) The Parent agrees that its guaranty of the obligations of the Purchaser and Purchaser Affiliate to pay the Purchase Price as set forth and provided for in Section 1.03(d) of this Agreement shall apply with equal force and effect to Purchaser's and Purchaser Affiliate's payment obligation of the Contingent Purchase Price portion of the Purchase Price, all interest thereon, the Seller's Portion of Excess Net Proceeds and the Late Payment Fee, as applicable, if and to the extent that the same becomes due as provided in this Agreement.

(xi) The Contingent Purchase Price, interest thereon, the Seller's Portion of Excess Net Proceeds, and the Late Payment Fee, if applicable, if and to the extent that the same becomes due as provided in this Agreement, shall become absolutely due and payable, free and clear of claims or offsets other than the requirement to refund and repay the Contingent Purchase Price and interest thereon, the Late Payment Fee, and/or the Seller's Portion of Excess Net Proceeds pursuant to Section 1.03(b)(ii), Section 1.03(iii) or Section 1.03(iv) hereof, notwithstanding the use of the term "contingent" to describe the Contingent Purchase Price.

(x) The Contingent Purchase Price, interest thereon, the Seller's Portion of Excess Net Proceeds, and the Late Payment Fee, if applicable, if and to the extent that the same becomes refundable or repayable by the Shareholders and the Partners as provided in this Agreement, shall become absolutely due and payable by the Shareholders and the Partners, free and clear of claims or offsets.

5. <u>Amendment No. 4</u>. The definition of the term "Closing Date", as set forth in Section 13.01 of the Purchase Agreement, is hereby deleted in its entirety and replaced with the following:

"<u>Closing Date</u>" means March 1, 2007.

6. <u>Amendment No. 5</u>. The cure period that is set forth in Section 12.01(c)(i) of the Purchase Agreement, solely with respect to any failure by any of the Purchaser Parties, on the one hand, or any of the Seller Parties, on the other hand, to satisfy its obligations under the Purchase Agreement at the Closing, is hereby amended by deleting the words "*twenty (20) Business Days*" therefrom and substituting the words "*two (2) Business Days*" therefor.

7. <u>Amendment No. 6</u>. As provided in Section 1.03(b)(ii) of the Purchase Agreement as revised by this Second Amendment, each Shareholder's and Partner's Liability for repayment pursuant to Section 1.03(b)(ii) shall be several and not joint and several notwithstanding the terms and provisions of Section 11.01(a)(i) of the Purchase Agreement. Further, the words "*with respect to all other claims for indemnification on or after the Closing, shall not exceed twenty-five percent (25%) of the Purchase Price*" that are set forth before the proviso in clause (B) of the first sentence of Section 11.03 of the Purchase Agreement, are

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hereby amended to read as follows: "*with respect to all other claims for indemnification on or after the Closing, shall not exceed twenty-five percent (25%) of the amount of the Purchase Price, interest thereon, and the Seller's Portion of Excess Net Proceeds, if applicable, that has been actually paid to or on behalf of the Shareholders and Partners*". Nothing in Section 11.03 of the Purchase Agreement shall limit the Purchaser's and Purchaser Affiliate's liability and obligation to pay in full to or for the benefit of the Shareholders and Partners (and the Parent's obligation to guaranty Purchaser's and Purchaser Affiliate's payment obligation of) the Contingent Purchase Price, interest thereon, the Seller's Portion of Excess Net Proceeds, and the Late Payment Fee, if applicable, if and to the extent that the same shall become due as provided in this Second Amendment. Nothing in Section 11.03 of the Purchase Agreement shall limit the Shareholders' and the Partners' liability and obligation to repay or refund in full to or for the benefit of Purchaser and/or Purchaser Affiliate the Contingent Purchase Price, interest thereon, the Seller's Portion of Excess Net Proceeds, and the Late Payment Fee, if applicable, if and to the extent that the same shall become repayable or refundable by the Shareholders and the Partners as provided in this Second Amendment.

8.   Waiver of Certain Closing Conditions.   Provided that the Seller Parties are ready, willing and able to satisfy their obligations under the Purchase Agreement on the Closing Date, at the Closing, Purchaser Parties shall waive the applicability and effect of *****. The Purchaser Parties acknowledge and agree that (i) the Seller Parties and the Shareholder Representative do not acknowledge or admit that ***** delayed or impeded the fulfillment of the Closing conditions under the Purchase Agreement; and (ii) neither such waiver nor this Second Amendment shall create any evidence or support an inference that any of the Seller Parties or the Shareholder Representative acknowledges or admits that ***** delayed or impeded the fulfillment of the Closing conditions under the Purchase Agreement. The Seller Parties and the Shareholder Representative acknowledge and agree that (i) the Purchaser Parties believe that ***** delayed and impeded the fulfillment of the Closing conditions under the Purchase Agreement; and (ii) nothing in this Second Amendment or the Agreement shall create any evidence or support an inference that any of the Purchaser Parties acknowledges or admits that ***** did not delay or impede the fulfillment of the Closing conditions under the Purchase Agreement.

9.   Waiver and Release of Claims; Forbearance.

a.   Provided that (and effective only if) Purchaser and Purchaser Affiliate pay the Remaining Purchase Price Payment, together with payment of applicable interest thereon and prorations and credits pursuant to the Agreement, to the order of the Shareholder Representative (on behalf of Shareholders and Partners) on or prior to the Closing Date (such date of payment, the "Release Effective Date"), in consideration of such payment and the execution of this Second Amendment, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby conclusively acknowledged, each of the Shareholder Representative and the Seller Parties hereby, with effect only on the Release Effective Date, irrevocably releases and waives (i) all of the claims (including without limitation, each and every

* **Certain confidential portions of this Exhibit have been omitted pursuant to a request for confidential treatment. Omitted portions have been filed separately with the Securities and Exchange Commission.**

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claim for breach, material breach and/or default of the Purchase Agreement and/or willful misconduct) that are set forth or described in (collectively, the "Seller Asserted Claims") (A) that certain letter dated January 17, 2007 from the Shareholder Representative to Parent and Morrison & Foerster LLP (the "January 17th Letter"); and/or (B) that certain letter dated January 19, 2007 from the Shareholder Representative to Parent and Morrison & Foerster LLP (the "January 19th Letter"), including without limitation, in the Indemnity Notice (the "January 19th Indemnity Notice") that is set forth in the January 19th Letter, and (ii) any and all rights and/or remedies that each of the Shareholder Representative and the Seller Parties may have against any one or more of the Purchaser Parties with respect to such Seller Asserted Claims (including without limitation, any right to terminate the Purchase Agreement as a result of such Seller Asserted Claim), and each of the Shareholder Representative and the Seller Parties hereby, with effect only on the Release Effective Date, irrevocably releases each of the Purchaser Parties from any Liability or obligation, including without limitation any Liability for Losses, arising out of or with respect to any and all such Seller Asserted Claims or the subject matter thereof. Each of the Shareholder Representative and the Seller Parties hereby, with effect only on the Release Effective Date, revoke the January 19th Indemnity Notice, which shall have no force or effect from and after the Release Effective Date. Each of the Shareholders Representative and the Seller Parties represents and warrants, with respect to each Seller Asserted Claim and related right and remedy released hereby, that it has not in any manner assigned, pledged or otherwise voluntarily or involuntarily disposed of or transferred to any Person any interest in any such Seller Asserted Claim, right or remedy, and that all such Seller Asserted Claims, rights and remedies are fully and finally discharged, settled and satisfied, effective on the Release Effective Date. Notwithstanding any conflicting or inconsistent provisions hereof, (I) this release shall not extend to, impair or affect the rights and remedies of the Seller Parties to enforce this Second Amendment and to collect (and enforce its rights and remedies with respect to) the Contingent Purchase Price, interest thereon, the Seller's Portion of Excess Net Proceeds and Late Payment Fee, if applicable, if and to the extent that the same becomes due as provided in this Agreement; and (II) if the Release Effective Date does not occur on or prior to the Closing Date, then this release and this Second Amendment shall be deemed null and void, *ab initio*, and shall have no force or effect.

b.   The Seller Parties and the Shareholder Representative acknowledge and agree that (i) the Purchaser Parties do not acknowledge or admit any Liability or obligation whatsoever in connection with the release set forth in Section 9(a), above, nor with respect to any Seller Asserted Claims or matters referred to therein; and (ii) neither such release nor this Second Amendment shall create any evidence or support an inference that any of the Purchaser Parties acknowledges or admits any such Liability or obligation.

c.   Provided that (and effective only if) Purchaser and Purchaser Affiliate pay the Remaining Purchase Price Payment, together with payment of applicable interest thereon and prorations and credits pursuant to the Agreement, to the order of the Shareholder Representative (on behalf of Shareholders and Partners) on or prior to the Closing Date, in consideration of the execution of this Second Amendment, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby conclusively acknowledged, each of the Purchaser Parties hereby, with effect only on the Release Effective Date, irrevocably releases and waives (i) all of the claims (including without limitation, each and every claim for breach, material breach and/or default of the Purchase Agreement and/or willful misconduct) that are set forth or described in (collectively, the "Purchaser Asserted Claims") that certain letter dated January 30, 2007 from the Purchaser Parties to the Seller Parties (the "January 30th Letter"), and (ii) any and all rights and/or remedies that such Purchaser Party may have against any one or more of the Seller Parties or the Shareholder Representative and with respect to such Purchaser Asserted Claims, and each of the Purchaser Parties hereby, with effect only on the Release Effective Date, irrevocably releases the Shareholder Representative and each of the Seller Parties from any Liability or obligation, including without limitation any Liability for Losses, arising out of or with respect to any and all such Purchaser Asserted Claims or the subject matter thereof. Each of the Purchaser Parties hereby, with effect only on the Release Effective Date, revoke the January 30th Letter, which shall have no force or effect from and after the Release Effective Date. Each of the Purchaser Parties represents and warrants, with respect to each Purchaser Asserted Claim and related right and remedy released hereby, that it has not in any manner assigned, pledged or otherwise voluntarily or involuntarily disposed of or transferred to any Person any interest in any such Purchaser Asserted Claim, right or remedy, and that all such Purchaser Asserted Claims, rights and remedies are fully and finally discharged, settled and satisfied, effective on the Release Effective Date. Notwithstanding any conflicting or inconsistent provisions hereof, (I) this release shall not extend to, impair or affect the rights and remedies of the Purchaser Parties to enforce this Second Amendment and to collect (and enforce its rights and remedies with respect to) any amount of the Contingent Purchase Price, interest thereon, the Seller's Portion of Excess Net Proceeds and Late Payment Fee, if applicable, if and to the extent that the same becomes refundable or repayable as provided in this Agreement; and (II) if the Release Effective Date does not occur on or prior to the Closing Date, then this release and this Second Amendment shall be deemed null and void, *ab initio*, and shall have no force or effect.

d.   The Purchaser Parties acknowledge and agree that (i) the Seller Parties and the Shareholder Representative do not acknowledge or admit any Liability or obligation whatsoever in connection with the release set forth in Section 9(c), above, nor with respect to any Purchaser Asserted Claims or matters referred to therein; and (ii) neither such release nor this Second Amendment shall create any evidence or support an inference that any of the Seller Parties or the Shareholder Representative acknowledges or admits any such Liability or obligation.

e.   As of the date of this Second Amendment, each party (including the Shareholder Representative) believes that such party has certain contractual rights and remedies under the Purchase Agreement, the Ancillary Agreements and/or applicable law (including, without limitation, rights and remedies under Article XI and Article XII of the Purchase Agreement) based upon the alleged wrongful acts or omissions of the other parties prior to the date of this Second Amendment, including the Seller Asserted Claims and the Purchaser Asserted Claims (the "Rights and Remedies"). In consideration of the execution of this Second Amendment, each party (including the Shareholder Representative) agrees to forbear from exercising such party's Rights and Remedies for the period from the date of this Second Amendment through the Closing Date (the "Forbearance Period"). Without limiting the foregoing, during the Forbearance Period, each party agrees not to exercise any Rights and Remedies or take any actions with respect to the Seller Asserted Claims or the Purchaser Asserted Claims.

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10.   Default Interest. If there is a breach or default by any of the Parties hereunder with respect a covenant or obligation to pay money to one of the other Parties hereto as set forth in the Purchase Agreement or this Second Amendment (a "monetary default") and such monetary default is not cured within the cure period as provided herein, if applicable, then the defaulting Party shall pay to the non-defaulting Party (together with, and at the same time as the payment of the principal amount of money in default) default interest on the amount of the monetary default at the rate of interest set forth in Section 55.03(1), Florida Statutes, or any successor statute thereto, computed on the actual number of days elapsed (using a 360-day year) from the date of such monetary default until the amount of such monetary default is paid in full. This right shall be in addition to all other rights and remedies available to the non-defaulting Party, and this obligation shall be in addition to all other obligations of the defaulting Party as set forth herein, including without limitation, the requirement to satisfy the obligation that triggered such monetary default. All payments hereunder shall be applied first to accrued and unpaid interest and then to the principal amount of the defaulted obligation. The Parties agree that, notwithstanding the refund or repayment provisions of Section 1.03 of this Agreement, any default interest that becomes due and payable by a Party hereunder shall continue to be payable until such default interest is paid in full, and no Party shall have any obligation to refund or repay any such default interest that it receives hereunder by reason of the refund or repayment provisions of Section 1.03 of this Agreement.

11.   Counterparts. This Second Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts and by facsimile signatures, each of which when so executed and delivered shall be an original, but all of the counterparts shall together constitute one and the same instrument.

12.   Authority. Each Person who executes and delivers this Second Amendment on behalf of any of the parties hereto represents and warrants that such Person has the full right, power and authority to execute and deliver this Second Amendment on behalf such party, and each of the parties hereto represents and warrants that it has the full right, power and authority to enter into and be bound by the terms and conditions of this Second Amendment.

13.   Conflicts. This Second Amendment constitutes an integral part of the Purchase Agreement. In the event of conflicts or inconsistencies between the provisions of the Purchase Agreement and the provisions of this Second Amendment, this Second Amendment shall control.

14.   Full Force and Effect. Except as otherwise modified hereby, the Purchase Agreement shall remain in full force and effect in accordance with its terms.

15.   Effect of Second Amendment. Notwithstanding anything contained in this Second Amendment to the contrary, each of the parties hereto (including the Shareholder Representative) acknowledges and agrees that in the event that the Release Effective Date does not occur on or prior to the Closing Date, then the following shall occur: (i) each party's (including the Shareholder Representative) agreement to forebear from exercising its Rights and Remedies shall cease and be of no further force and effect, (ii) this Second Amendment (including, without limitation, the releases provided in Section 9 hereof) shall be deemed null

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and void, *ab initio*, and terminate and shall have no force or effect, and each party's (including the Shareholder Representative) Rights and Remedies shall revert to such Rights and Remedies as existed prior to the date of this Second Amendment; and (iii) the Second Amendment Payment shall be refunded to the order of Parent, by wire transfer of immediately available funds to such accounts as Parent may reasonably direct by written notice delivered to the Shareholder Representative. The intention of the foregoing provision is to have each party's (including the Shareholder Representative) Rights and Remedies revert to the status that existed prior to the date of this Second Amendment. This Second Amendment shall not become null and void and shall not terminate in the event that the Release Effective Date occurs on or prior to the Closing Date.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, this Second Amendment to Purchase Agreement has been duly authorized, executed and delivered by the parties hereto as of the date first set forth above.

"**PARENT**":

BOYD GAMING CORPORATION,
a Nevada corporation

By: /s/ William S. Boyd
    Name: William S. Boyd
    Title: Chairman and Chief Executive Officer

"**PURCHASER**":

FGB DEVELOPMENT, INC.,
a Florida corporation

By: /s/ William S. Boyd
    Name: William S. Boyd
    Title: President

"**PURCHASER AFFILIATE**":

BOYD FLORIDA, LLC,
a Mississippi limited liability company

By: /s/ William S. Boyd
    Name: William S. Boyd
    Title: President and Chairman of the Board
           of Managers

[SIGNATURES CONTINUED ON NEXT PAGE]


"COMPANY":


THE ARAGON GROUP, INC.,
a Florida corporation

By: /s/ Stephen F. Snyder
    Name: Stephen F. Snyder
    Title: President


"LLLP":


SUMMERSPORT ENTERPRISES, LLLP,
a Florida limited liability limited partnership
By: The Aragon Group, Inc., its general partner

By: /s/ Stephen F. Snyder
    Name: Stephen F. Snyder
    Title: President


"SHAREHOLDER":


Allocable Portion: 4.716%   THE 2003 BARRON FREDERICK SNYDER FAMILY TRUST

By: /s/ Stephen F. Snyder
    Stephen F. Snyder, as Shareholder Representative


"SHAREHOLDER":


Allocable Portion: 2.476%   JAMIE S. SNYDER IRREVOCABLE TRUST

By: /s/ Stephen F. Snyder
    Stephen F. Snyder, as Shareholder Representative


[SIGNATURES CONTINUED ON NEXT PAGE]


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"SHAREHOLDER", "PARTNER" AND "SHAREHOLDER REPRESENTATIVE":

Allocable Portion: 68.169%

/s/ Stephen F. Snyder
STEPHEN F. SNYDER

"SHAREHOLDER" AND "PARTNER":

Allocable Portion: 18.608%

ROBERT H. HUBSCH

By: /s/ Stephen F. Snyder
    Stephen F. Snyder, as Shareholder Representative

"SHAREHOLDER" AND "PARTNER":

Allocable Portion: 4.026%

T. H. BARKDULL, JR.

By: /s/ Stephen F. Snyder
    Stephen F. Snyder, as Shareholder Representative

"SHAREHOLDER" AND "PARTNER":

Allocable Portion: 1.726%

D. R. KNOX

By: /s/ Stephen F. Snyder
    Stephen F. Snyder, as Shareholder Representative

"SHAREHOLDER" AND "PARTNER":

Allocable Portion: 0.288%

CLINTON E. MORRIS, JR.

By: /s/ Stephen F. Snyder
    Stephen F. Snyder, as Shareholder Representative

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